Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
SAFE AND GREEN DEVELOPMENT CORPORATION

Safe and Green Development Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

1. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate”) and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Restated Certificate of the Corporation as follows:

2. Article IV A. is hereby deleted in its entirety and replaced with the following:

A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Five Hundred-Five Million (505,000,000) shares. Five Hundred Million (500,000,000) shares shall be Common Stock, each having a par value of $0.001; and Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of $0.001.

3. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Restated Certificate to be signed by the undersigned duly authorized officer, this 16th day of October, 2025.

SAFE AND GREEN DEVELOPMENT CORPORATION

By:	/s/ David Villarreal
Name:	David Villarreal
Title:	Chief Executive Officer